Exhibit (a)(1)(L)

For immediate release	Media:
April 5, 2007	Mitchell Brown
610-613-0254

CENTRO PROPERTIES GROUP SUCCESSFULLY CLOSES
TENDER OFFER FOR NEW PLAN EXCEL REALTY TRUST
—New Plan Stockholders Urged to Tender Shares
Before Expiration of Subsequent Offering Period on April 18, 2007—

April 5, 2007 (New York)—Super MergerSub Inc. (“MergerSub”), an affiliate of Centro Properties Group, announced today that it has accepted for payment all of the approximately 86,201,074 shares of common stock of New Plan Excel Realty Trust, Inc. (NYSE: NXL) that were validly tendered and not withdrawn pursuant to MergerSub’s tender offer prior to 12:00 midnight, New York City time, on April 4, 2007, the originally scheduled expiration date for the tender offer. The number of tendered shares, which represents approximately 83% of New Plan’s outstanding shares of common stock as of April 4, 2007, includes approximately 17,095,165 shares to be delivered by guaranteed delivery procedures.

Andrew Scott, chief executive officer of Centro Properties Group, said, “We are pleased to report that MergerSub has successfully received more than 80% of New Plan’s outstanding common stock in the tender offer. To provide New Plan common stockholders who did not tender their shares in the initial offering period an opportunity to tender their shares and receive consideration promptly rather than wait for the merger, we will provide for a subsequent offering period. Although we currently do not expect that there will be any conditions to the closing of the merger that will not be satisfied eventually, there is no assurance when all such conditions will be satisfied or that the merger will not be delayed. Accordingly we urge all remaining New Plan common stockholders to tender their shares during the subsequent offering period that we are announcing today, so that they can receive the cash offer price for their shares sooner.”

Pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, and as mentioned above, MergerSub also announced today that it has elected to provide a subsequent offering period of ten business days, which commences today and will expire at 12:00 midnight, New York City time, on April 18, 2007, unless further extended. New Plan common stockholders who have not already tendered their shares may do so at any time before the expiration of the subsequent offering period. All shares of common stock validly tendered during the subsequent offering period will be immediately accepted and payment of $33.15 per share in cash (less any required withholding taxes) will be made promptly after acceptance in accordance with the terms of the offer. This amount is the same consideration that MergerSub will pay to New Plan common stockholders who tendered in the initial offering period. No shares tendered in the subsequent offering period may be withdrawn after having been tendered, and shares may not be delivered by guaranteed delivery procedures. The purpose of the subsequent offering period is to enable holders of New Plan common stock who did not tender their shares prior to the expiration of the initial offering period to participate in the offer and receive the $33.15 net per share in cash on an expedited basis. Except as set forth above, all other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by MergerSub.

New Plan’s common stockholders are urged to tender their shares prior to 12:00 midnight, New York City time, on April 18, 2007, so that they do not have to wait until the closing of the merger to receive the same cash payment of $33.15 net per share. Under the terms of the merger agreement, New Plan’s common stockholders will not receive any additional dividends other than regular quarterly dividends that have been previously declared and are payable on April 16, 2007 to holders as of record on March 27, 2007.

As previously announced, if MergerSub acquires, through the initial offering period and the subsequent offering period, at least one share more than 90% of the votes entitled to be cast by the holders of outstanding common stock and New Plan’s Series D preferred stock, voting together as a class, MergerSub intends to effect a short-form merger of MergerSub into New Plan under Maryland law without the vote of or any other action by the remaining New Plan stockholders. In addition, Merger Sub may elect to exercise the previously disclosed top-up option to achieve an ownership sufficient to consummate a short-form merger. If MergerSub does not consummate a short-form merger, it intends to seek approval of a merger by a vote of New Plan stockholders held at a duly held meeting, where it will be able to approve the merger without the vote of any other New Plan stockholder. On the consummation of either a short-form or other merger, each remaining share of common stock of New Plan will be converted into the right to receive $33.15 net per share in cash, without interest thereon and less any required withholding taxes, and New Plan will become an indirect wholly owned subsidiary of affiliates of Centro. Following the closing of the merger, Centro intends to liquidate the surviving New Plan into another Centro affiliate, and holders of New Plan’s Series D preferred shares and Series E preferred shares will receive liquidating distributions in accordance with their respective terms.

For more information, please contact the Information Agent for the tender offer, Innisfree M&A Incorporated at (877) 750-5836.

Certain Additional Information for New Plan Common Stockholders

The news release is for informational purposes only. It does not constitute an offer to purchase shares of New Plan common stock or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission (SEC). The offer to purchase shares of New Plan common stock is being made solely pursuant to the Offer to Purchase, dated March 8, 2007, together with amendments and supplements thereto. MergerSub filed with the SEC on March 8, 2007 a tender offer statement on Schedule TO (including the Offer to Purchase, a letter of transmittal and related tender offer documents), and also has filed amendments and supplements thereto, and New Plan filed with the SEC on March 8, 2007 a solicitation/recommendation statement on Schedule 14D-9 dated March 8, 2007, and also has filed amendments and supplements thereto. These documents contain important information, and New Plan common stockholders are advised to carefully read these documents before making any decisions with respect to the tender offer. New Plan’s common stockholders may obtain these documents for free at the SEC’s website at www.sec.gov or from Innisfree M&A Incorporated, the Information Agent for the tender offer, by calling (877) 750-5836.

About Super Merger Sub Inc. and Centro Properties Group (ASX: CNP)

Super MergerSub Inc. is a company formed by affiliates of Centro Properties Group. Centro Properties Group specializes in the ownership, management and development of shopping centers. Centro is Australia’s largest manager of retail property investment syndicates with over 80% market share as well as being a leading manager of direct property funds and wholesale funds which invest in Centro’s quality retail properties in Australasia and the United States. Centro has a market capitalization of A$7.6 billion and funds under management of A$15.6 billion. Centro continues to maximize returns to investors through its customer focused and value adding team based approach. Please visit www.centro.com.au.

About New Plan Excel Realty Trust, Inc. (NYSE:NXL)

New Plan is one of the nation’s largest real estate companies, focusing on the ownership, management and development of community and neighborhood shopping centers. The Company operates as a self-administered and self-managed REIT, with a national portfolio of 467 properties, including 177 properties held through joint ventures, and total assets of approximately $3.5 billion. The properties are strategically located across 38 states and include 453 community and neighborhood shopping centers, primarily grocery or name-brand discount chain anchored, with approximately 67.6 million square feet of GLA, and 14 related retail real estate assets, with approximately 658,000 square feet of GLA. For additional information, please visit www.newplan.com.

Forward-Looking Statements

This release contains forward-looking statements with respect to the completion of the transactions described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by New Plan stockholders and the satisfaction of certain conditions to the transactions. This forward-looking information may prove to be inaccurate and actual results may differ from those presently anticipated. Neither Centro nor MergerSub undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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